Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com
December 20, 2005
BY EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eagle Test Systems, Inc. Registration Statement on Form S-1
Ladies and Gentlemen:
     Submitted herewith for filing on behalf of Eagle Test Systems, Inc. (the “Company”) is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of common stock of the Company.
     The Registration Statement is based on an earlier registration statement (File No. 333-117274) that the Company originally filed with the Commission on July 9, 2004, as amended by Pre-Effective Amendment No. 1 filed on August 12, 2004 and Pre-Effective Amendment No. 2 filed on September 10, 2004 (the “Initial Registration Statement”). The Initial Registration Statement was withdrawn on June 23, 2005. Upon request, the Company will forward a blacklined document which shows the revisions that were made to the Initial Registration Statement, along with a copy of the comment letter and response correspondence between the Company and the Commission with respect to the Initial Registration Statement.
     The filing is being effected by direct transmission to the Commission’s EDGAR System. In accordance with Rule 457(p) promulgated under the Securities Act, the currently due filing fee of $12,305 is being offset by $12,305 of the aggregate amount of $21,128 paid in connection with the Initial Registration Statement.
     The Registration Statement relates to the Company’s initial public offering of securities. It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible.
     Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.
     Please contact the undersigned at (617) 570-1163 or Shachar Hadar at (617) 570-1541 with any questions or comments you may have regarding this filing.

Very Truly Yours, /s/ Michael S. Turner Michael S. Turner

cc:	Theodore Foxman Stephen J. Hawrysz Shachar Hadar